Filed by Avid Technology, Inc. pursuant to Rule

425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934.

Subject Company:  Pinnacle Systems, Inc.

Commission File No.:  000-24784

Dear Reseller,

As you may have heard, Avid today entered into a definitive agreement to acquire Pinnacle. The acquisition is subject to a number of closing conditions, including shareholder and regulatory approval, and right now we expect it to close in the second or third quarter of 2005.

This is an exciting development for our company – and for our channel partners. Once the transaction is complete, Avid will be able to offer a full range of digital nonlinear content creation products for professionals and consumers, ranging from home video and audio editing applications to advanced media production solutions for enterprise customers in the film, video, television, broadcast, audio, and computer graphics industries.

Until the deal closes, we won’t be able to share information about the acquisition beyond what we state in public communications - but we will be sending you more information as soon as it becomes available.

Regards,

Adam Taylor

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Avid Technology, Inc. plans to file with the SEC a Registration Statement on Form S 4 in connection with the acquisition described above, and Avid and Pinnacle Systems, Inc. plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Some statements in this letter may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to:  (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii)  other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the Joint Proxy Statement/Prospectus to be filed by Avid and Pinnacle with the SEC. Avid disclaims any obligation to update any forward-looking statements after the date of this letter.